Exhibit 3.13

State of Delaware Secretary of State Division of Corporations Delivered 04:27 PM 03/19/2010 FILED 04:20 PM 03/19/2010 SRV 100299561 - 4801918 FILE

CERTIFICATE OF FORMATION

OF

SWN International, LLC

1. The name of the limited liability company is SWN international, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of SWN International LLC this 19 day of March, 2010.

/s/ Mark K. Boling
Authorized Person